UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Melco Crown Entertainment Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W 10 3

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Resorts Limited - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

363,303,544 (Crown Entertainment Group Holdings Proprietary Limited, Crown CCR Group Holdings One Pty Ltd and/or Crown Asia Investments Pty Ltd may also be deemed to have sole voting power with respect to these shares)

	6.	Shared Voting Power 363,303,544 (including shares disclaimed, see Item 4 below)
7.

Sole Dispositive Power

363,303,544 (Crown Entertainment Group Holdings Proprietary Limited, Crown CCR Group Holdings One Pty Ltd and/or Crown Asia Investments Pty Ltd may also be deemed to have sole dispositive power with respect to these shares)

	8.	Shared Dispositive Power 363,303,544 (including shares disclaimed, see Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 363,303,544 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 24.6%
12.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Entertainment Group Holdings Proprietary Limited - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

363,303,544 (Crown Resorts Limited, Crown CCR Group Holdings One Pty Ltd and/or Crown Asia Investments Pty Ltd may also be deemed to have sole voting power with respect to these shares)

	6.	Shared Voting Power 363,303,544 (including shares disclaimed, see Item 4 below)
7.

Sole Dispositive Power

363,303,544 (Crown Resorts Limited, Crown CCR Group Holdings One Pty Ltd and/or Crown Asia Investments Pty Ltd may also be deemed to have sole dispositive power with respect to these shares)

	8.	Shared Dispositive Power 363,303,544 (including shares disclaimed, see Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 363,303,544 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 24.6%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown CCR Group Holdings One Pty Ltd - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

363,303,544 (Crown Resorts Limited, Crown Entertainment Group Holdings Proprietary Limited and/or Crown Asia Investments Pty Ltd may also be deemed to have sole voting power with respect to these shares)

	6.	Shared Voting Power 363,303,544 (including shares disclaimed, see Item 4 below)
7.

Sole Dispositive Power

363,303,544 (Crown Resorts Limited, Crown Entertainment Group Holdings Proprietary Limited and/or Crown Asia Investments Pty Ltd may also be deemed to have sole dispositive power with respect to these shares)

	8.	Shared Dispositive Power 363,303,544 (including shares disclaimed, see Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,536,729 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 13.7%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Asia Investments Pty Ltd - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

363,303,544 (Crown Resorts Limited, Crown Entertainment Group Holdings Proprietary Limited and/or Crown CCR Group Holdings One Pty Ltd may also be deemed to have sole voting power with respect to these shares)

	6.	Shared Voting Power 363,303,544 (including shares disclaimed, see Item 4 below)
7.

Sole Dispositive Power

363,303,544 (Crown Resorts Limited, Crown Entertainment Group Holdings Proprietary Limited and/or Crown CCR Group Holdings One Pty Ltd may also be deemed to have sole dispositive power with respect to these shares)

	8.	Shared Dispositive Power 363,303,544 (including shares disclaimed, see Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 363,303,544 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 24.6%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a)	Name of Issuer:

Melco Crown Entertainment Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

Item 2(a)	Name of Person Filing:

Crown Resorts Limited (“Crown”)

Crown Entertainment Group Holdings Proprietary Limited (“Crown Entertainment”)

Crown CCR Group Holdings One Pty Ltd (“CCR One”)

Crown Asia Investments Pty Ltd (“Crown Asia”)

Item 2(b)	Address or Principal Business Office or, if None, Residence:

Crown Resorts Limited

Level 3, Crown Towers

8 Whiteman Street

Southbank, Victoria 3006

Australia

Crown Entertainment Group Holdings Proprietary Limited

Level 3, Crown Towers

8 Whiteman Street

Southbank, Victoria 3006

Australia

Crown CCR Group Holdings One Pty Ltd

Level 3, Crown Towers

8 Whiteman Street

Southbank, Victoria 3006

Australia

Crown Asia Investments Pty Ltd

Level 3, Crown Towers

8 Whiteman Street

Southbank, Victoria 3006

Australia

Item 2(c)	Citizenship:

Crown – Australia

Crown Entertainment – Australia

CCR One – Australia

Crown Asia – Australia

Item 2(d)	Title of Class of Securities:

Ordinary Shares (the “Ordinary Shares”)

Item 2(e)	CUSIP Number:

The CUSIP number for the Ordinary Shares is G5974W103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

The following sets forth the information with respect to the beneficial ownership of the Ordinary Shares by the Reporting Persons as of December 31, 2016.

Reporting Person	Amount beneficially owned(1)	Percent of class(1)	Sole power to vote or to direct the vote(2)	Shared power to vote or to direct the vote(2)	Sole power to dispose or to direct the disposition of(2)	Shared power to dispose or to direct the disposition of(2)
Crown	363,303,544	24.6%	363,303,544	363,303,544	363,303,544	363,303,544
Crown Entertainment	363,303,544	24.6%	363,303,544	363,303,544	363,303,544	363,303,544
CCR One	201,536,729	13.7%	363,303,544	363,303,544	363,303,544	363,303,544
Crown Asia	363,303,544	24.6%	363,303,544	363,303,544	363,303,544	363,303,544

(1)	Percent of class calculated based on 1,475,924,523 Ordinary Shares outstanding as of December 31, 2016. Crown Asia is the record holder of 363,303,544 Ordinary Shares.

Crown Asia is owned by CCR One and Crown Entertainment. CCR One owns approximately 55.5% of Crown Asia and Crown Entertainment owns approximately 45.5% of Crown Asia. CCR One is a direct and wholly owned subsidiary of Crown Entertainment. Crown Entertainment is a direct and wholly owned subsidiary of Crown. Crown, through its ownership of Crown Asia, may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own all of the Ordinary Shares held by Crown Asia. Crown is listed on the Australian Stock Exchange. The number of Ordinary Shares beneficially owned by CCR One is calculated based on the ownership interest of CCR One in Crown Asia (approximately 55.5%) multiplied by the total number of Ordinary Shares held by Crown Asia.

(2)	On December 12, 2007, the Issuer, Crown Asia, Crown, Melco Leisure and Entertainment Group Limited (“Melco Leisure”), a British Virgin Islands company, and Melco International Development Limited (“Melco”), a Hong Kong company, entered into an amended and restated shareholders’ deed (the “Old SHA Deed”). The Old SHA Deed was subsequently amended and restated in its entirety by an amended and restated shareholders’ deed dated 14 December 2016 (the “Shareholders’ Deed”). See Exhibit 2 to this Schedule 13G.

Pursuant to the Shareholders’ Deed, Crown Asia and Crown, on the one hand, agreed with Melco Leisure and Melco, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause Crown Asia and Crown to be deemed to share voting and dispositive power over Ordinary Shares beneficially owned by Melco Leisure and Melco for the purposes of Rule 13d-3 under the Act. Each of Crown Asia and Crown expressly disclaims beneficial ownership of any Ordinary Shares held by Melco Leisure and Melco pursuant to Rule 13d-4 under the Act, and the filing of this statement shall in no way be construed as an admission that either Crown Asia or Crown is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares.

Crown’s interest in its wholly owned subsidiary Crown Asia is held through Crown’s wholly owned subsidiaries, Crown Entertainment and CCR One.

As the majority shareholder of Crown Asia, CCR One may be considered to have the power to direct the vote of and the power to dispose or to direct the disposition of all the Ordinary Shares held by Crown Asia.

See also Item 8 below.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Pursuant to the Shareholders’ Deed, Crown Asia and Crown, on the one hand, agreed with Melco Leisure and Melco, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause the parties to be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. The existence of such group may cause either or both Crown Asia and Crown to be deemed the beneficial owner of Ordinary Shares beneficially owned by Melco Leisure and Melco for the purposes of Rule 13d-5 under the Act. Each of Crown Asia and Crown expressly disclaims beneficial ownership of any such Ordinary Shares, and the filing of this statement shall in no way be construed as an admission that either Crown Asia or Crown is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares. Neither Melco Leisure nor Melco is a reporting person on this statement.

Crown Asia is the record holder of 363,303,544 Ordinary Shares. Crown Asia is owned by CCR One and Crown Entertainment. CCR One owns approximately 55.5% of Crown Asia and Crown Entertainment owns approximately 45.5% of Crown Asia. CCR One is a direct and wholly owned subsidiary of Crown Entertainment. Crown Entertainment is a direct and wholly owned subsidiary of Crown.

Crown Asia, Crown Entertainment, CCR One and Crown may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2017

For and on Behalf of CROWN RESORTS LIMITED

By:	/s/ Rowen Craigie
Name: Rowen Craigie
Title: Director

For and on Behalf of CROWN ENTERTAINMENT GROUP HOLDINGS PROPRIETARY LIMITED

By:	/s/ Rowen Craigie
Name: Rowen Craigie
Title: Director

For and on Behalf of CROWN CCR GROUP HOLDINGS ONE PTY LTD

By:	/s/ Rowen Craigie
Name: Rowen Craigie
Title: Director

For and on Behalf of CROWN ASIA INVESTMENTS PTY LTD

By:	/s/ Rowen Craigie
Name: Rowen Craigie
Title: Director

EXHIBIT INDEX

Exhibit No.	Description

1.	Agreement with respect to filing of Schedule 13G, dated as of February 1, 2017, between Crown Resorts Limited, Crown Entertainment Group Holdings Proprietary Limited, Crown CCR Group Holdings One Pty Ltd and Crown Asia Investments Pty Ltd

2.*	Amended and Restated Shareholders’ Deed Relating to Melco Crown Entertainment Limited as of 14 December 2016

*	Previously filed as Exhibit 99.1 to the Form 6-K filed December 19, 2016 by Melco Crown Entertainment Limited